UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38527

Uxin Limited

21/F, Donghuang Building,

No. 16 Guangshun South Avenue

Chaoyang District, Beijing 100102,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Explanatory Note

The Company is furnishing this Amendment No.1 on Form 6-K originally furnished on January 30, 2024 to update the Exhibit 99.3 thereto to correct, among other miscellaneous changes, the number of shares following the Share Capital Increase (as defined in the Exhibit 99.3). Following the Share Capital Increase, the authorized share capital of the Company will be US$20,000,000 divided into 200,000,000,000 shares, as opposed to 100,000,000,000 shares as included in the originally furnished Form 6-K.

This Amendment does not reflect events occurring after the filing of the Form 6-K, and does not update disclosures contained in the Form 6-K or modify or amend the Form 6-K except as specifically described in this Explanatory Note.

Exhibit Index

Exhibit 99.3—Form of Proxy for the Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By	:	/s/Feng Lin
Name	:	Feng Lin
Title	:	Chief Financial Officer

Date: February 21, 2024

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